Exhibit 99.01

DISCLOSURE OF MINE SAFETY AND

HEALTH ADMINISTRATION SAFETY DATA

We operated a salt mine located in our Alagoas Plants until May 2019, as discussed in “Item 4. Information on the Company—Reportable Segments—Raw Materials of our Brazil Segment—Salt” of our annual report. This mine used a system of wells for salt extraction and did not expose any workers to the interior of the mine. Because the mine is located in Brazil, it is not, and none of our mining operations are, subject to the Mine Safety and Health Administration, or MSHA, regulation under the Federal Mine Safety and Health Act of 1977, or the Mine Act. Also, during the 2023 fiscal year, none of our mining operations received written notice from MSHA of (i) a violation under section 104 of the Mine Act or unwarrantable failure of the mine operator to comply with section 104(d) of the Mine Act; (ii) a flagrant violation under section 110(b)(2) of the Mine Act; (iii) an imminent danger order under section 107(a) of the Mine Act; (iv) a proposed assessment under the Mining Act or (v) a pattern of violations of mandatory health or safety standards that are of such nature as could have significantly and substantially contributed to the cause and effect of our mine health or safety hazards under section 104(e) of the Mine Act or the potential to have such a pattern.

For the 2023 fiscal year, we experienced no mining-related fatalities nor were we involved in any pending legal action before the Federal Mine Safety and Health Review Commission involving our mine or our mining operations.

Braskem’s mining operations in the State of Alagoas held an environmental license issued by the State’s environmental protection agency valid through March 31, 2022, and are grounded in mining law formalized by the Mining Concession awarded by the Federal Government of Brazil. In view of the summarized report issued by the Mineral Resources Research Company (CPRM), an agency of the Brazilian Ministry of Mines and Energy, on May 8, 2019, we voluntarily suspended the salt extraction activities at the wells that were the object of the environmental licenses on such date. On May 9, 2019, we received two separate orders to cease operations issued by the Institute for the Environment of the State of Alagoas (IMA), a state-level environmental regulatory agency, and the National Mining Agency (ANM), the Brazilian federal regulatory and oversight agency for mining activities, both of which we complied with.